March 14, 2016
John Reynolds Assistant Director Office of Beverages, Apparel and Mining Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated February 29, 2016, regarding
Energizer Resources Inc.
Form 10-K for the Fiscal Year Ended June 30, 2015
Filed September 30, 2015
File No. 000-51151
Dear Mr. Reynolds:
This letter responds to the staff's comments set forth in the February 29, 2016 letter regarding the above-referenced Form 10-K.  For your convenience, the staff's comments are included below and we have numbered our responses accordingly.
Our responses are as follows:
Summary of financial results, page 10
Product pricing, page 16
Staff Comment No. 1.
We note your disclosure of 22.5 million tons of proven and probable reserves that were prepared by DRA Projects Ltd using price forecasts for graphite in 2017 and escalating thereafter and your statement that mining projects are commonly evaluated using two or three year trailing averages.  Please note that mineral reserves for a mineral property generally may not be designated unless:
•	A bankable or final feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.
•	The historic three-year average commodity/product price is used in any reserve or cash flow analysis used to designate reserves.
•	The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.
Please provide supplementally your cash flow analysis and related spreadsheets used to establish economic viability of your reserves.  In addition, please provide supplementally the historic 36-month high/low prices for all the different flake sizes of the graphite concentrates you plan to sell and the report that was prepared by Roskill Consulting Group Ltd. We may have further comments pending your response.

John Reynolds
March 14, 2016

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.  In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information pursuant to the provisions of 12b-4 of the Exchange Act.  If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.
Energizer Resources Inc.'s Response:
The Company is providing under separate cover pursuant to Rule 12b-4, as supplemental material, the requested information on a CD, formatted as Adobe PDF files. The Staff may contact Marc Johnson at (416) 364-4911 to coordinate the discussion regarding any technical questions by the Staff about the Company reserves.
* * * * *
Energizer Resources Inc. hereby acknowledges that:
•	Energizer Resources Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	Energizer Resources Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (416) 364-4911, or Kimberley Anderson of Dorsey & Whitney LLP at (206) 903-8803.
Sincerely,
Energizer Resources Inc.

/s/ Marc Johnson
Marc Johnson
cc: Kimberley Anderson, Dorsey & Whitney LLP